December 11, 2024

Jason H. Weber
Chief Financial Officer
ACNB Corporation
16 Lincoln Square
Gettysburg, PA 17325

        Re: ACNB Corporation
            Form 8-K Filed October 24, 2024
            File No. 001-35015
Dear Jason H. Weber:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed October 24, 2024
Exhibit 99.1

1.     We note your presentation of    Tangible equity (excluding AOCI)    and
  Tangible
       book value per share (excluding AOCI),    both of which exclude the
impact of
       accumulated other comprehensive loss and represent individually tailored accounting measures given that the adjustment to exclude accumulated other comprehensive loss has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the
       Division of Corporation Finance   s Compliance & Disclosure
Interpretations on Non-
       GAAP Financial Measures and Rule 100(b) of Regulation G.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 11, 2024
Page 2

       Please contact Katharine Garrett at 202-551-2332 or John Spitz at 202-551-3484 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance